ELEVATION ETF TRUST
1290 Broadway, Suite 1100
Denver, Colorado 80203

March 31, 2016

VIA EDGAR

Mr. Jeffrey A. Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549-8626

RE:	Elevation ETF Trust (the “Registrant”)
File Nos. 333-208878, 811-23125

Dear Mr. Foor,

This letter responds to the comment you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on March 31, 2016 on Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A and its initial series, the Summit Water Infrastructure Multifactor ETF (the “Summit Fund”) and the Dhandho Junoon ETF (the “Dhandho Fund” and together with the Summit Fund, each a “Fund” and together the “Funds”), which filed on March 30, 2016.  Set forth below is the Staff’s comment, accompanied by the Registrant’s responses.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the registration statement.

Concurrent with this letter, the Registrant is filing Pre-Effective Amendment No. 4 to its registration statement to reflect a change to the Summit Fund’s “Principal Investment Strategies” discussion made in response to the Staff’s comment, which is set forth below together with the Registrant’s response.  The Registrant confirms that this change represents the only difference between Pre-Effective Amendment Nos. 3 and 4, other than date and other non-material changes necessary to update the registration statement.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the registration statement

Comment:  With respect to the Summit Fund, the Staff remains unconvinced that fracking could reasonably be considered to be a water-related business as that term is described in the Fund’s Prospectus.  The Staff, therefore, suggests that the Registrant exclude fracking from its list of water-related businesses and its Rule 35d-1 analysis.  In the alternative, please provide a more detailed explanation in support of the inclusion of fracking as a water-related business.

Response:  While the Registrant does not agree with the Staff’s conclusion, it has determined to exclude fracking from its list of water-related businesses and its Rule 35d-1 analysis.

* * *

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0992.

Very truly yours,

/s/Andrea E. Kuchli

cc:	Laura E. Flores, Esq.
Morgan, Lewis & Bockius LLP